Filed Pursuant to Rule 253(g)(2)
File No. 024-10926

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 8 DATED DECEMBER 26, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of Additional December 31, 2019 Dividend.

Declaration of Additional December 31, 2019 Dividend

On December 26, 2019, the Manager of the Company declared a distribution of $0.0310216148 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution will be payable to shareholders of record as of the close of business on December 31, 2019 and the distribution is scheduled to be paid prior to January 21, 2020.